

News Release

ALEXCO COMPLETES 2017 SURFACE EXPLORATION PROGRAM, EXPANDS BERMINGHAM SILVER DEPOSIT, ADVANCES UNDERGROUND DEVELOPMENT

November 7, 2017 - Alexco Resource Corp. (TSX:AXR, NYSE AMERICAN:AXU) ("Alexco" or the "Company") today announced results from its 2017 surface exploration drilling program in the vicinity of the Bermingham deposit in the Keno Hill Silver District ("KHSD") in Canada's Yukon Territory. Numerous significant silver-rich intercepts have been received from 28 of the 37 holes drilled in two target areas proximal to the Bermingham resource, and a third shallower new exploration target area approximately 200 meters ("m") to the northeast. True width intercepts ranging from 5.15 m grading 1,547 grams/tonne ("g/t") (49.73 ounce/tonne ("oz/t")) silver ("Ag") in hole K-17-0658, and 5.01 m grading 2,464 g/t (79.23 oz/t) Ag in drill hole K-17-0643, along with numerous other significant intercepts demonstrate expansion of the Bermingham deposit along strike and down plunge. True width intercepts up to 4.20 m grading 2,518 g/t (80.95 oz/t) Ag in hole K-17-0663 approximately 200 m to the northeast of the high grade Bear Vein represent a new discovery which remains open along strike.

Alexco Chairman and CEO Clynt Nauman commented, "Two important conclusions come from our 2017 exploration work. First, we can be pretty confident that the Bermingham silver resource (currently estimated to contain an indicated 17 million ounces of silver) will be expanded; and second, the deposit is clearly open at depth where strong structures and related mineralization project into increasingly favourable stratigraphy. As we systematically expand drilling coverage, our understanding of the interconnected mineralized vein systems at Bermingham is becoming one of local very high grade shoots such as the Bear Vein where our current Preliminary Economic Assessment mine plan identifies 220,000 potentially mineable tonnes grading 1,276 g/t Ag, sitting within more extensive zones of "lower" grade mineralization with true widths up to 8.62 m thick grading more than 600 g/t Ag as identified in recent drill hole K-17-0653. This pattern of mineralization very much reflects a large hydrothermal system with distinct similarities to the adjacent historic Hector-Calumet deposit. Furthermore, with our exploration model becoming ever more refined, we are actively generating and ranking new silver targets across the Keno Hill Silver District which we will start to test in 2018."

Geology and Drilling

The 2017 Bermingham surface drill program was completed in early September with 37 holes totaling 13,832 m of diamond core drilling. This drilling was conducted at relatively wide spacing in three zones to further explore structural targets adjacent to, or along strike of the existing Bermingham deposit resource that includes 858,000 tonnes with an average grade of 628 g/t silver totaling 17.3 million ounces of silver in the indicated category (see news release dated December 8, 2016, entitled "Alexco Expands Bermingham Silver Deposit, Initial Tests Confirm Excellent Metallurgical Performance").

Head Office　　　　　　　　　　　　　　　　　　　　　　　　　　　T. 604 633 4888

Alexco Resource Corp.　　　　　　　　　　　　　　　　　　　　　　　F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada



The three target zones were:

- The SW Zone, targeting the Bermingham, Bermingham Footwall and Bear Veins within a 100 x 200 m window of previously unexplored structure located immediately to the southwest of the Arctic Zone resource in the footwall of the Mastiff cross fault.

- The Mid Zone, a fault bounded panel of the Bermingham Vein adjacent to and below the planned mining zone and in the hangingwall of the Bear and Bermingham Footwall Vein resource areas.

- The NE Zone, a fault offset panel of the Bear Vein in the footwall of the Ruby B fault, located 200 m northeast of the current resource area.

Bermingham Drill Composite Assay Interval Highlights

Refer to Table 1 for drill hole details, Figure 1 for drill hole locations and Table 2 for complete results. All true widths are calculated from modelled vein attitude and drill hole intercept orientation.

In the SW ZONE:

- **K-17-0658** intersected the Bear Vein grading 1,547 g/t (49.73 oz/t) Ag over a true width of 5.15 m from 375.40 m.

- **K-17-0668** intersected the Bermingham Vein grading 1,447 g/t (46.53 oz/t) Ag, over a true width of 4.18 m from 352.25 m, including an interval of 6,730 g/t (216.38 oz/t) Ag over a true width of 0.66 m from 355.10 m.

  The hole also intersected the Bear Vein grading 1,469 g/t (47.24 oz/t) Ag over a true width of 2.21 m from 370.25.

- **K-17-0653** intersected the Bermingham Vein grading 1,678 g/t (53.96 oz/t) Ag over a true width of 3.40 m from 350.48 m.

- **K-17-0641** intersected the Bermingham Vein grading 1,190 g/t (38.26 oz/t) Ag over a true width of 2.44 m from 341.33m.

- **K-17-0645** intersected the Bermingham Vein grading 2,056 g/t (66.10 oz/t) Ag over a true width of 1.09 m from 347.27 m.

- **K-17-0662** intersected the Bermingham Vein grading 2,757 g/t (88.64 oz/t) Ag over a true width of 1.03 m from 305.11 m.

- **K-17-0664** intersected the Bermingham Vein grading 6,620 g/t (212.84 oz/t) Ag over a true width of 0.53 m from 359.50 m.



In the MID ZONE below the planned mine blocks:

- **K-17-0643** intersected the Bermingham Vein grading 2,464 g/t (79.23 oz/t) Ag over a true width of 5.01 m from 399.40 m, including a 0.70 m true width interval grading 12,003 g/t (385.91 oz/t) Ag from a depth of 404.20 m.

In the NE ZONE:

- **K-17-0659** intersected the Bear Vein grading 1,214 g/t (39.02 oz/t) Ag over a true width of 5.05 m from 311.50 m, that included 3,180 g/t (102.24 oz/t) Ag over a true width of 0.14 m from 311.50 m, and 2,096 g/t (67.38 oz/t) Ag over a true width of 2.65 m from 314.30 m.

- **K-17-0663** intersected the Bear Vein grading 2,518 g/t (80.95 oz/t) Ag over a true width of 4.20 m from 331.80 m, that included 8,905 g/t (286.30 oz/t) Ag over a true width of 1.10 m from 334.50 m.

- **K-17-0669** intersected the Bear Vein grading 704 g/t (22.64 oz/t) Ag over a true width of 3.76 m from 321.07 m, that included 2,567 g/t (82.54 oz/t) Ag over a true width of 0.97 m from 325.19 m.

- **K-17-0671** intersected the Bermingham Vein grading 10,126 g/t (325.55 oz/t) Ag over a true width of 0.21 m from 271.05 m.

The emerging geological picture at Bermingham is one of a complex system of interconnected mineralized vein shoots related to a strong hydrothermal fluid system. The 2017 program confirms the occurrence of high grade silver intervals along the known 700 m strike length of the Bermingham Vein system where mineral deposition has occurred preferentially in a north-northeast orientation and where local structural - stratigraphic conditions controlled the distribution of high and "lower" grade areas.

The Bermingham system remains open at depth where it enters the same stratigraphy that hosted the adjacent Hector-Calumet mine which historically produced 96 million ounces silver. Current results confirm that the mineralized system is well developed at depth with significant intersections such as the Bear Vein in the southwestern extension of the Arctic Zone at a vertical depth of 425 m below surface with an intercept of 1,355 g/t (43.56 oz/t) Ag over true width of 1.24 m in drill hole K-17-0660.

The opportunity to follow this well-developed mineralized system to depth will ultimately be tested from underground as the proposed mine is developed.

Four exploration holes were completed near the intersection of the Ruby and Townsite veins adjacent to the historically producing Ruby Mine (approximately 260 m to the NE of the Bermingham area). These produced an intersection of 1,040 g/t (33.4 oz/t) Ag over a true width of 1.18 m from 131.05 m in hole K-17-0642 and represents a possible Ruby Vein offset in an untested northeast extension of the historic Ruby mine approximately 400 m from the current Bermingham resource area.



The mineralogy of the Bermingham system is characterized by the presence of a complex silver bearing mineral assemblage including pyrargyrite (ruby silver), freibergite, argentiferous galena, stephanite, polybasite and wire silver in a dominantly sideritic gangue. The mineralized structures exhibit textures indicative of prolific fluid flow, hydro-brecciation, and fluid boiling during several pulses of mineral deposition and fault movement.

Bermingham Underground Development

Following receipt of an amended Class IV permit in August 2017, underground activity to establish and drive an approximate 580 m decline to the Bermingham deposit commenced. At present the 3.7 m x 3.7 m ramp has been advanced approximately 135 m and is targeted for completion in the first quarter of 2018. Once complete, a 5,000 m underground drill program will target infill and extension drilling of the proposed Bear Vein and other potential mining zones including areas which have been identified as a result of the 2017 surface exploration program. Work to advance the Bermingham ramp is continuing into the winter and is being carried out by Alexco's underground operations group supported by on-site geologists and engineers. A total of approximately 30 employees are dedicated to this project.

Notes

Details of the drill holes are shown in Table 1. Composite assay grades and intervals, calculated at a 30 g/t Ag cutoff restricted to include a maximum of two meters unmineralized dilution, used to identify the mineralized zones are shown in Table 2. The locations of the drill holes are shown in Figure 1 and are available for review on the Company's website at www.alexcoresource.com.

The 2017 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco's geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples were direct shipped to ALS Minerals Lab at Whitehorse, Yukon for preparation, and to the ALS Minerals facility in North Vancouver, British Columbia for fire assay, multi-element ICP and overlimit analyses.

The disclosure of all other scientific and technical information contained in this news release regarding projects on Alexco's mineral properties have has also been reviewed and approved by Mr. Alan McOnie, FAusIMM, Alexco's Vice President, Exploration and a Qualified Person as defined by NI 43-101.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact
Clynton R. Nauman, Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com



Please visit the Alexco website at www.alexcoresource.com.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.



APPENDICES

Table 1 – Drill Hole Details

Hole	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Surface Azimuth (true)	Surface Inclination	Date Started	Date Completed
K-17-0634**	478827.18	7086960.73	1308.66	226.00	352.0	-45.0	01/06/2017	06/06/2017
K-17-0635**	478628.16	7087107.17	1257.82	148.00	35.0	-50.0	31/05/2017	03/06/2017
K-17-0636	479245.37	7086598.77	1364.15	494.30	275.0	-60.0	04/06/2017	13/06/2017
K-17-0637**	478695.32	7087176.99	1255.39	184.00	35.0	-50.0	04/06/2017	07/06/2017
K-17-0638	478918.14	7087045.28	1302.76	155.00	309.0	-46.0	06/06/2017	09/06/2017
K-17-0639**	478747.01	7087264.08	1248.46	88.00	35.0	-48.0	07/06/2017	08/06/2017
K-17-0640	478948.55	7086988.03	1299.65	259.00	286.0	-48.0	09/06/2017	13/06/2017
K-17-0641	479090.33	7086610.97	1357.01	423.00	319.0	-65.0	10/06/2017	20/06/2017
K-17-0642	479215.22	7087160.34	1307.33	279.00	285.0	-48.0	14/06/2017	18/06/2017
K-17-0643	479242.07	7086597.27	1364.06	500.00	334.0	-66.0	13/06/2017	23/06/2017
K-17-0644	479216.81	7087161.75	1307.40	277.00	315.0	-65.0	18/06/2017	22/06/2017
K-17-0645	479095.11	7086616.12	1357.04	454.00	303.0	-66.0	20/06/2017	01/07/2017
K-17-0646	479347.48	7087037.99	1332.86	337.00	345.0	-62.0	23/06/2017	27/06/2017
K-17-0647*	479241.80	7086596.95	1364.03	83.00	327.0	-71.0	24/06/2017	25/06/2017
K-17-0648*	479242.63	7086595.83	1364.20	84.40	325.0	-71.0	26/06/2017	27/06/2017
K-17-0649	479235.85	7086592.54	1363.72	509.00	328.0	-71.0	28/06/2017	08/07/2017
K-17-0650	479350.74	7087042.00	1333.01	283.00	266.0	-68.0	28/06/2017	01/07/2017
K-17-0651	479094.99	7086616.25	1357.00	408.50	303.0	-60.0	01/07/2017	12/07/2017
K-17-0652	479236.25	7086593.16	1363.70	491.00	344.0	-60.0	09/07/2017	20/07/2017
K-17-0653	479094.86	7086615.52	1356.93	470.00	289.0	-67.0	13/07/2017	26/07/2017
K-17-0656	479475.86	7087024.23	1346.61	446.25	305.0	-63.0	19/07/2017	26/07/2017
K-17-0657	479085.26	7086523.25	1363.09	488.00	307.0	-64.0	20/07/2017	30/07/2017
K-17-0658	479094.51	7086615.13	1356.89	409.50	283.0	-59.5	26/07/2017	05/08/2017
K-17-0659	479474.31	7087023.36	1346.72	345.00	285.0	-55.0	26/07/2017	01/08/2017
K-17-0660	479085.38	7086522.96	1363.04	545.00	292.0	-66.0	30/07/2017	11/08/2017
K-17-0661	479474.91	7087023.25	1346.81	386.00	285.0	-59.0	02/08/2017	07/08/2017
K-17-0662	479095.46	7086615.51	1356.98	341.00	300.0	-55.0	06/08/2017	13/08/2017
K-17-0663	479475.98	7087022.93	1346.94	350.00	270.0	-53.0	08/08/2017	13/08/2017
K-17-0664	479085.43	7086524.09	1363.08	444.00	304.5	-57.0	12/08/2017	20/08/2017
K-17-0665	479476.48	7087022.93	1346.94	413.00	270.0	-56.0	13/08/2017	21/08/2017
K-17-0666*	479463.00	7086843.00	1360.00	29.65	305.0	-50.0	14/08/2017	14/08/2017
K-17-0667	479463.90	7086840.79	1359.69	428.00	300.0	-50.0	14/08/2017	24/08/2017
K-17-0668	479085.68	7086525.14	1362.99	413.00	317.0	-53.0	20/08/2017	27/08/2017
K-17-0669	479475.34	7087023.05	1346.88	341.00	296.0	-53.0	21/08/2017	26/08/2017
K-17-0670	479235.61	7086594.12	1363.85	482.00	337.0	-62.0	24/08/2017	04/09/2017
K-17-0671	479474.08	7087023.62	1346.81	344.00	295.0	-49.5	26/08/2017	01/09/2017
K-17-0672	479086.41	7086525.25	1363.04	412.00	324.0	-66.0	27/08/2017	03/09/2017
K-17-0673	479476.26	7087019.24	1347.19	338.00	273.0	-50.5	01/09/2017	06/09/2017
K-17-0674	479085.05	7086524.33	1363.02	467.00	305.0	-60.0	03/09/2017	10/09/2017
K-17-0675	479345.84	7087038.75	1332.85	257.00	275.0	-71.0	06/09/2017	10/09/2017
Bermingham Total Drilling				**13,832.60**				

*Hole abandoned

** Decline Investigation Surface Hole

Coordinates are in map projection UTM NAD 83Z8

Figure 1 – Drill Hole Locations


Bermingham 2017 Drilling
2017 Diamond Hole Exploration
2017 Decline Investigation Hole
Pre-2017 Diamond Hole
2016 Resource Area
Bermingham Decline
in progress
Townsite Vein
Ruby Vein
Bermingham Vein
Ruby B Fault
Arctic Fault
Mastiff Fault
Aho Vein
Arctic Zone
Etta Zone
N
S
W
E

Table 2 – 2017 Bermingham Assay Composites

SW ZONE

Hole		From (m)	To (m)	Interval (m)	Est. True Width (m) [1]	Ag (g/t)	Ag oz/t	Pb %	Zn %	Au (g/t)	Vein [2]
K-17-0636		467.82	471.40	3.58	3.15	406	13.04	0.69	1.38	0.20	BM
	Including	*471.11*	*471.40*	*0.29*	*0.26*	*3,720*	*119.60*	*2.01*	*3.41*	*1.19*	
K-17-0641		250.49	254.08	3.59	3.05	50	1.60	0.30	1.44	0.04	
		340.55	346.35	5.80	4.93	699	22.46	1.19	1.68	0.11	BM
	Including	*341.33*	*344.20*	*2.87*	*2.44*	*1,190*	*38.26*	*2.21*	*3.30*	*0.17*	
		357.08	360.37	3.29	2.80	123	3.95	0.19	0.59	0.03	
	Including	*357.08*	*357.57*	*0.49*	*0.31*	*661*	*21.25*	*0.38*	*2.39*	*0.21*	
		366.33	370.84	4.51	2.82	679	21.84	3.21	1.19	0.09	FW
	Including	*369.52*	*370.84*	*1.32*	*0.83*	*2,270*	*72.98*	*10.30*	*2.39*	*0.22*	
		374.26	398.20	23.94	14.96	241	7.76	0.49	0.79	0.03	BR
	Including	*377.00*	*377.50*	*0.50*	*0.31*	*800*	*25.72*	*0.16*	*0.26*	*0.19*	
	and	*382.20*	*384.72*	*2.52*	*1.57*	*498*	*16.01*	*0.23*	*1.92*	*0.06*	
	and	*390.60*	*391.47*	*0.87*	*0.54*	*1,350*	*43.40*	*2.19*	*4.20*	*0.16*	
		405.42	406.15	0.73	0.46	53	1.70	0.00	0.14	-0.01	
K-17-0645		284.30	285.05	0.75	0.61	75	2.40	0.21	1.15	0.08	
		291.40	291.65	0.25	0.20	82	2.64	0.76	0.02	0.27	
		347.27	348.62	1.35	1.09	2,056	66.10	1.02	1.59	0.33	BM
	Including	*348.30*	*348.62*	*0.32*	*0.26*	*8,180*	*263.00*	*2.86*	*0.09*	*0.72*	
		396.85	398.18	1.33	0.73	1,941	62.41	5.16	1.14	0.23	FW
	Including	*396.85*	*397.90*	*1.05*	*0.58*	*2,380*	*76.52*	*5.77*	*1.27*	*0.28*	
		402.50	411.85	9.35	5.46	311	10.01	0.74	0.23	0.06	BR
	Including	*403.40*	*405.84*	*2.44*	*1.42*	*929*	*29.88*	*1.36*	*0.17*	*0.09*	
K-17-0651		324.15	327.20	3.05	2.50	475	15.26	1.72	0.97	0.09	BM
	Including	*325.30*	*325.90*	*0.60*	*0.49*	*2,160*	*69.45*	*7.99*	*1.91*	*0.34*	
		334.55	334.85	0.30	0.25	95	3.04	0.81	0.28	0.01	
		359.00	360.30	1.30	1.21	88	2.83	0.40	0.60	0.01	FW
		365.00	365.60	0.60	0.35	2,400	77.16	1.48	0.68	0.25	
		372.70	374.45	1.75	1.02	1,030	33.12	2.34	0.38	0.14	BR
	Including	*372.70*	*373.65*	*0.95*	*0.55*	*1,730*	*55.62*	*4.16*	*0.49*	*0.21*	
K-17-0653		350.48	361.18	10.70	8.62	783	25.17	0.82	0.76	0.10	BM
	Including	*350.48*	*354.70*	*4.22*	*3.40*	*1,678*	*53.96*	*1.83*	*1.13*	*0.19*	
	and	*360.25*	*360.78*	*0.53*	*0.43*	*1,625*	*52.25*	*0.19*	*0.33*	*0.14*	
		428.00	429.50	1.50	0.88	1,279	41.11	0.35	0.08	0.28	BR
	Including	*428.00*	*428.75*	*0.75*	*0.44*	*2,520*	*81.02*	*0.31*	*0.15*	*0.53*	
K-17-0657		400.15	401.25	1.10	0.90	114	3.67	0.49	2.10	0.21	
		449.36	449.43	0.07	0.06	1,600	51.44	1.83	2.03	0.16	BM
		456.75	460.70	3.95	2.54	547	17.60	0.86	0.37	0.17	BR
	Including	*457.70*	*460.15*	*2.45*	*1.58*	*777*	*24.97*	*1.12*	*0.40*	*0.10*	
K-17-0658		328.50	329.95	1.45	1.18	946	30.40	1.12	12.50	0.19	BM
	Including	*328.50*	*329.20*	*0.70*	*0.57*	*1,800*	*57.87*	*2.13*	*24.90*	*0.26*	
		375.40	383.35	7.95	5.15	1,547	49.73	8.00	0.56	0.18	BR
K-17-0660		473.45	473.90	0.45	0.28	105	3.38	0.98	3.09	0.10	
		478.55	490.80	12.25	7.60	321	10.33	1.50	0.31	0.09	BR
	Including	*485.00*	*487.00*	*2.00*	*1.24*	*1,355*	*43.56*	*5.30*	*0.11*	*0.32*	

SW ZONE

Hole		From (m)	To (m)	Interval (m)	Est. True Width (m)[1]	Ag (g/t)	Ag oz/t	Pb %	Zn %	Au (g/t)	Vein[2]
K-17-0662		302.97	306.58	3.61	3.25	972	31.26	1.31	1.57	0.11	BM
	Including	*305.11*	*306.26*	*1.15*	*1.03*	*2,757*	*88.64*	*3.78*	*2.41*	*0.21*	
		308.75	309.56	0.81	0.73	65	2.10	0.19	1.32	0.07	
		317.75	319.40	1.65	1.29	51	1.65	0.07	0.06	0.01	
		323.00	324.75	1.75	1.37	537	17.26	1.37	0.83	0.06	BR
	Including	*323.85*	*324.75*	*0.90*	*0.70*	*1,011*	*32.52*	*2.46*	*1.42*	*0.11*	
K-17-0664		359.50	361.55	2.05	1.89	1,950	62.70	5.62	3.62	0.13	BM
	Including	*359.50*	*360.08*	*0.58*	*0.53*	*6,620*	*212.84*	*17.80*	*12.10*	*0.40*	
		381.40	389.35	7.95	5.97	221	7.11	0.63	0.40	0.03	BR
	Including	*386.56*	*387.30*	*0.74*	*0.56*	*1,415*	*45.49*	*4.45*	*0.86*	*0.12*	
K-17-0668		344.57	347.95	3.38	3.18	343	11.02	1.17	0.22	0.04	BM
	Including	*344.57*	*344.90*	*0.33*	*0.31*	*833*	*26.78*	*2.12*	*0.26*	*0.10*	
	and	*347.85*	*347.95*	*0.10*	*0.09*	*7,530*	*242.10*	*27.50*	*2.56*	*0.30*	
		352.25	356.70	4.45	4.18	1,447	46.53	0.96	2.78	0.08	BM
	Including	*352.25*	*352.45*	*0.20*	*0.19*	*7,110*	*228.60*	*4.43*	*5.35*	*0.49*	
	and	*355.10*	*355.80*	*0.70*	*0.66*	*6,730*	*216.38*	*4.40*	*7.40*	*0.29*	
		358.80	363.80	5.00	4.70	119	3.82	0.28	1.61	0.02	BM
		367.05	373.08	6.03	4.70	726	23.35	1.59	3.98	0.06	BR
	Including	*370.25*	*373.08*	*2.83*	*2.21*	*1,469*	*47.24*	*3.23*	*8.20*	*0.11*	
K-17-0672		391.25	399.10	7.85	6.88	500	16.09	0.65	0.66	0.16	BM
	Including	*391.25*	*395.50*	*4.25*	*3.72*	*786*	*25.27*	*1.04*	*0.57*	*0.25*	
K-17-0674		385.65	386.32	0.67	0.47	107	3.44	0.80	0.71	0.03	
		392.11	393.70	1.59	1.11	718	23.10	1.33	4.19	0.12	BM
	Including	*392.57*	*393.70*	*1.13*	*0.79*	*984*	*31.65*	*1.81*	*5.73*	*0.16*	
		428.00	434.30	6.30	4.35	176	5.67	1.53	2.28	0.17	BR
	Including	*429.92*	*430.34*	*0.42*	*0.29*	*1,350*	*43.40*	*8.68*	*10.25*	*0.37*	

MID ZONE

Hole		From (m)	To (m)	Interval (m)	Est. True Width (m)[1]	Ag (g/t)	Ag oz/t	Pb %	Zn %	Au (g/t)	Vein[2]
K-17-0643		399.40	406.00	6.60	5.01	2,464	79.23	2.28	1.34	0.37	BM
	Including	*399.40*	*401.70*	*2.30*	*1.61*	*1,384*	*44.50*	*4.72*	*2.28*	*0.22*	
	and	*404.20*	*405.20*	*1.00*	*0.70*	*12,003*	*385.91*	*0.52*	*0.41*	*1.54*	
		460.35	461.55	1.20	0.84	37	1.19	0.02	0.01	0.07	FW
K-17-0652		410.90	412.15	1.25	0.95	74	2.36	0.10	0.02	0.06	BM
		425.07	435.10	10.03	7.02	310	9.96	1.19	0.47	0.10	FW
	Including	*425.07*	*425.20*	*0.13*	*0.09*	*2,370*	*76.20*	*10.15*	*1.80*	*0.21*	
		450.20	450.45	0.25	0.18	2,320	74.59	11.30	0.02	0.21	
		456.75	457.20	0.45	0.33	32	1.03	0.03	0.02	0.02	
		467.00	467.50	0.50	0.37	3,900	125.39	0.47	0.15	0.64	BR
K-17-0670		378.47	382.30	3.83	2.73	857	27.54	0.23	1.10	0.17	BM
	Including	*378.47*	*379.22*	*0.75*	*0.53*	*4,219*	*135.64*	*0.65*	*4.90*	*0.80*	
		393.01	393.53	0.52	0.37	49	1.57	0.04	1.76	0.18	BM
		396.82	401.38	4.56	3.25	207	6.67	1.49	1.64	0.04	BM
	Including	*397.53*	*398.00*	*0.47*	*0.33*	*1,530*	*49.19*	*12.60*	*11.80*	*0.19*	
		426.53	427.01	0.48	0.35	331	10.64	3.11	0.59	0.07	FW

ALEXCO

	Hole		From (m)	To (m)	Interval (m)	Est. True Width (m) [1]	Ag (g/t)	Ag oz/t	Pb %	Zn %	Au (g/t)	Vein [2]
NE ZONE	K-17-0646		203.00	205.54	2.54	1.94	290	9.33	0.27	0.65	0.06	BM
		Including	*203.00*	*203.30*	*0.30*	*0.23*	*1,870*	*60.12*	*1.61*	*0.67*	*0.18*	
			210.90	215.24	4.34	3.32	157	5.03	0.55	0.40	0.03	
		Including	*214.90*	*215.24*	*0.34*	*0.26*	*702*	*22.57*	*4.25*	*0.77*	*0.13*	
			284.40	284.98	0.58	0.24	377	12.12	0.07	0.46	0.11	BR
	K-17-0650		216.27	217.18	0.91	0.64	100	3.21	0.73	1.07	0.06	
			228.30	229.20	0.90	0.63	796	25.59	11.45	0.30	0.06	BM
			232.50	233.36	0.86	0.46	92	2.96	0.17	0.58	0.02	
			237.12	238.00	0.88	0.47	659	21.19	4.66	0.35	0.08	BR
	K-17-0656		299.73	304.20	4.47	3.67	36	1.15	0.21	0.21	0.01	BM
			377.00	378.20	1.20	0.93	50	1.59	0.03	0.04	0.01	BR
	K-17-0659		291.93	292.70	0.77	0.71	3,240	104.17	6.67	0.69	0.22	BM
			296.20	297.05	0.85	0.78	53	1.71	0.33	0.40	0.03	BM
			311.50	318.00	6.50	5.06	1,214	39.02	2.47	2.52	0.20	BR
		Including	*311.50*	*311.68*	*0.18*	*0.14*	*3,180*	*102.24*	*11.50*	*2.32*	*0.23*	
		and	*314.30*	*317.70*	*3.40*	*2.65*	*2,096*	*67.38*	*3.61*	*4.31*	*0.32*	
	K-17-0661		303.56	307.37	3.81	3.24	394	12.68	1.98	1.54	0.08	BM
		Including	*303.56*	*306.87*	*3.31*	*2.82*	*377*	*12.14*	*1.99*	*1.10*	*0.05*	
			359.70	362.27	2.57	1.75	53	1.70	0.16	0.77	0.04	BR
	K-17-0663		331.80	337.35	5.55	4.20	2,518	80.95	2.57	3.14	0.30	BR
		Including	*331.80*	*332.35*	*0.55*	*0.42*	*766*	*24.63*	*1.58*	*6.82*	*0.56*	
		and	*334.50*	*335.95*	*1.45*	*1.10*	*8,905*	*286.30*	*8.56*	*5.34*	*0.82*	
	K-17-0665		316.00	317.60	1.60	1.37	390	12.53	1.75	1.39	0.05	BM
			333.75	340.25	6.50	4.81	80	2.56	0.55	0.64	0.08	
			344.95	345.63	0.68	0.50	60	1.94	0.22	1.81	0.05	BR
	K-17-0667		399.32	400.18	0.86	0.69	49	1.58	0.40	0.03	0.01	BR
	K-17-0669		283.22	283.77	0.55	0.51	56	1.81	0.21	0.91	0.04	BM
			287.60	288.22	0.62	0.57	49	1.57	0.38	1.56	0.30	BM
			321.07	326.62	5.55	3.76	704	22.64	1.92	2.70	0.09	BR
		Including	*325.19*	*326.62*	*1.43*	*0.97*	*2,567*	*82.54*	*7.00*	*9.07*	*0.30*	
	K-17-0671		271.05	271.27	0.22	0.21	10,126	325.55	24.86	1.15	1.34	BM
			278.51	281.22	2.71	2.60	18	0.59	0.18	0.85	0.00	BM
			289.86	290.73	0.87	0.63	138	4.44	2.04	0.26	0.06	BR
	K-17-0673		312.80	313.08	0.28	0.24	38	1.21	0.33	0.68	0.05	
			317.61	319.65	2.04	1.72	93	3.00	0.14	1.96	0.01	BR
RUBY	K-17-0642		131.05	132.42	1.37	1.18	1,040	33.44	1.43	2.03	0.17	RB

Table 2 **2017 Bermingham Assay Composites.**
Calculated at 30g/t Ag cut-off with a maximum of two metres unmineralized internal dilution.

1 Estimated True Width calculated from modelled vein attitude and drill hole intercept orientation.
2 Correlated Vein: BM = Bermingham, FW = Bermingham Footwall, BR = Bear, Rb = Ruby.
Intervals calculated at + 600 g/t Ag with a maximum of two metres unmineralized internal dilution.